July 16, 2007

VIA EDGAR

Pamela W. Carmody, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	ACT Teleconferencing, Inc.

Schedule 13E-3/A filed July 10, 2007

File No. 5-54823;

Dear Ms. Carmody:

On behalf of ACT Teleconferencing, Inc., a Colorado corporation, this letter responds to the comment raised by the staff of the Securities and Exchange Commission with respect to the above-referenced Schedule 13E-3/A. ACT’s response to the staff’s comment is set forth below and is numbered to correspond to the number of the staff’s comment in the staff’s letter to ACT of July 11, 2007.

1.	Comment: We note your response to our previous comment number 1 that the estimates “were not material to the determination of the offering price per share.” Please advise whether you believe that the information is material to a shareholder’s decision to tender. In this regard, we direct you to Release No. 34-15572 (February 15, 1979). While the Commission did not adopt the proposals made in that release, we believe the guidance is helpful.

Response: ACT hereby advises the staff of the Securities and Exchange Commission that it does not believe that such estimates are material to a shareholder’s decision to tender his or her shares pursuant to the offer to purchase and related letter of transmittal.

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Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 825-4200.

Sincerely,

/s/ Scott A. Berdan
Scott A. Berdan, Esq.